Exhibit 99.4

Private & Confidential

Dated 7 November 2011

FIFTH SUPPLEMENTAL AGREEMENT

relating to

a Reducing Revolving Credit Facility of up to US$91,000,000

to

FREESEAS INC.

provided by

CREDIT SUISSE AG

(formerly known as CREDIT SUISSE)

Clause		Page

1	Definitions	2

2	Consent of the Bank	3

3	Amendments to the Principal Agreement	4

4	Representations and warranties	14

5	Conditions	15

6	Relevant Parties’ confirmation	15

7	Expenses	16

8	Miscellaneous and notices	16

9	Applicable law	16

Schedule 1 Documents and evidence required as conditions precedent		18

Schedule 2 Form of Powers of Attorney		20

Schedule 3 Form of Second Mortgage Amendment		23

THIS FIFTH SUPPLEMENTAL AGREEMENT is dated 7 November 2011 and made BETWEEN:

(1)	FREESEAS INC., a company incorporated in the Marshall Islands with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Borrower”);

(2)	ADVENTURE FIVE S.A. (the “Free Goddess Owner”), ADVENTURE SIX S.A. (the “Free Hero Owner”), ADVENTURE EIGHT S.A. (the “Free Jupiter Owner”) and ADVENTURE TEN S.A. (the “Free Lady Owner” and, together with the Free Goddess Owner, the Free Hero Owner and the Free Jupiter Owner, the “Owners”), each being a company incorporated in the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960;

(3)	FREE BULKERS S.A. a company incorporated in the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960 (the “Manager”); and

(4)	CREDIT SUISSE AG (formerly known as CREDIT SUISSE), a company incorporated in Switzerland, with its registered office at Paradeplatz 8, 8070 Zurich, Switzerland (the “Bank”).

WHEREAS:

(A)	this Agreement is supplemental to a facility agreement dated 24 December 2007 (the “Original Agreement”) made between the Borrower and the Bank, as amended and restated by a supplemental agreement dated 26 June 2008 (the “First Supplemental Agreement”) and as further amended and supplemented by a supplemental agreement dated 23 March 2009 (the “Second Supplemental Agreement”), a supplemental agreement dated 27 November 2009 (the “Third Supplemental Agreement”), a supplemental agreement dated 15 July 2011 (the “Fourth Supplemental Agreement”), an extension letter dated 4 October 2011, a second extension letter dated 17 October 2011, a third extension letter dated 24 October 2001, a fourth extension letter dated 31 October 2011 and letter/agreements dated 4 August 2011, 6 September 2011 and 19 September 2011 (together the “Extension Letters” and, together with the Original Agreement, the First Supplemental Agreement, the Second Supplemental Agreement, the Third Supplemental Agreement and the Fourth Supplemental Agreement, the “Principal Agreement”), relating to a reducing revolving credit facility of up to Ninety one million United States Dollars (US$91,000,000) (the “Facility”) (of which the aggregate principal amount outstanding at the date hereof is Fifty six million two hundred and fifty thousand United States Dollars (US$56,250,000)), upon the terms and conditions set out therein;

(B)	the Borrower and the Free Lady Owner have agreed to sell the motor vessel Free Lady (the “Additional Ship”) under a memorandum of agreement dated 3 October 2011, executed by the Free Lady Owner as seller and the Buyer (as defined below) as buyer of the said Ship, for a purchase price of Twenty one million nine hundred thousand United States Dollars (US$21,900,000) (the “Sale Proceeds”);

(C)	this Agreement sets out the terms and conditions upon which the Bank shall, at the request of the Borrower and the Owners, provide its consent to:

(a)	the sale of the Additional Ship referred to above and to the application of a part only of the Sale Proceeds equal to Nineteen million eight hundred thousand United States Dollars (US$19,800,000) towards prepayment of the Loan;

(b)	the deferral of the Reduction Dates of 5 September 2011 and 31 October 2011 in respect of the Initial Tranche, in the total amount of $2,500,000 and the Reduction Dates of 5 September 2011 and 3 October 2011 in respect of the Additional Tranche in the total amount of $1,500,000, each due pursuant to the Principal Agreement (together with corresponding prepayments of the Tranches in the same amounts);

(c)	the revision of the repayment terms of the Loan and the reduction terms of the Commitment;

(d)	certain other amendments and changes to the Principal Agreement and the other Security Documents agreed to by the Borrower, the Owners and the Bank; and

(e)	certain consequential changes to the Principal Agreement required in connection with the above and agreed to by the Borrower, the Owners and the Bank.

NOW IT IS HEREBY AGREED as follows:

1	Definitions

1.1	Defined expressions

Words and expressions defined in the Principal Agreement shall unless the context otherwise requires or unless otherwise defined herein, have the same meanings when used in this Agreement.

1.2	Definitions

In this Agreement, unless the context otherwise requires:

“Buyer” means Sea Lady Shipping and Trading S.A. of the Marshall Islands;

“Contract” means the memorandum of agreement dated 3 October 2011 made between the Free Lady Owner as seller and the Buyer as buyer of the Additional Ship as amended and supplemented from time to time;

“Delivery” means the delivery of the Additional Ship by the Free Lady Owner and acceptance by the Buyer of the Additional Ship under the Contract;

“Delivery Date” means the date when Delivery occurs;

“Effective Date” means the date, being no later than 15 November 2011, on which the Bank notifies the Borrower in writing that the Bank has received the documents and evidence specified in clause 5.1 and schedule 1, each in form and substance satisfactory to it;

“Facility Agreement” means the Principal Agreement as amended and supplemented by this Agreement;

“Handysize Ships” means, together, Free Goddess and Free Hero;

“Relevant Documents” means this Agreement, the Second Mortgage Amendments, any powers of attorney in the form set out in schedule 2 and any other document in connection with this Agreement designated by the Bank at any time to be a “Relevant Document”;

“Relevant Parties” means the Borrower, the Owners and the Manager or, where the context so requires or permits, means any or all of them;

“Second Mortgage Amendment” means, in relation to each Ship, the amendment to the Mortgage over that Ship, made or (as the context may require) to be made between the relevant Owner and the Bank in the form set out in schedule 3 and “Second Mortgage Amendments” means any of them; and

“Ships” means together Free Jupiter, Free Goddess and Free Hero and “Ship” means any of them.

1.3	Headings

Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4	Construction of certain terms

Clause 1.4 of the Principal Agreement shall apply to this Agreement (mutatis mutandis) as if set out herein and as if references therein to “this Agreement” were references to this Agreement.

2	Consent of the Bank

2.1	Consent

The Bank, relying upon the representations and warranties made by each of the Relevant Parties in clause 4, agree with the Borrower that, subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before 15 November 2011 of the conditions contained in clause 5.1 and schedule 1, the Bank consents to:

2.1.1	the sale of the Additional Ship under the Contract and the prepayment by the Borrower to the Bank of a part of the Sale Proceeds equal to the amount of $19,800,000, to be applied in prepayment of the Initial Tranche in the amount of $10,375,200, and in prepayment of the Additional Tranche in the amount of $9,424,800; and that each such prepayment shall be applied in such manner within each such Tranche as results in the revision of the reduction and repayment terms of the Commitment and the Loan set out in clause 3 (including the repayment of the amounts of both Tranches falling due on the deferred Reduction Dates referred to in clause 2.1.2 below);

2.1.2	the deferral of the two (2) Reduction Dates in respect of the Initial Tranche referred to in Recital (C)(b) above, from 5 September 2011 and 31 October 2011 and the two (2) Reduction Dates in respect of the Additional Tranche referred to in Recital (C)(b) above from 5 September 2011 and 3 October 2011, in each case to the earlier of (a) the date of completion of the sale of the Additional Ship under the Contract and (b) 15 November 2011;

2.1.3	the reduction of the Commitment in relation to the Initial Tranche by the amount of $10,375,200 and the reduction of the Commitment of the Additional Tranche by the amount of $9,424,800 on the basis that such part of the Commitment as so reduced may not be reinstated; and that each such reduction shall take place on the date of prepayment referred to in clause 2.1.1 above and it shall be applied in such manner within each such Tranche as results in the amounts of the Commitment in relation to each Tranche still required to be reduced under clause 4.3 to be in accordance with the revision of the reduction and repayment terms of the Commitment and the Loan set out in clause 3 (including the reduction of the Commitment in relation to both Tranches falling due on the deferred Reduction Dates referred to in clause 2.1.2 above);

2.1.4	the discharge of the Borrower from its obligation under clause 8.1.15 of the Principal Agreement to maintain the amount of $375,000 insofar as the same relates to the Additional Ship;

2.1.5	the revision of the repayment terms of the Loan and the reduction terms of the Commitment on the terms set out in clause 3; and

2.1.6	the other amendments of the Principal Agreement on the terms set out in clause 3.

2.2	No re-drawings, no reinstatement

With effect from the date of this Agreement, the Borrower and the Bank hereby agree that:

(a)	any undrawn amounts of the Commitment (for the avoidance of doubt, there are none) are hereby cancelled; and

(b)	any amounts of the Loan repaid or prepaid by the Borrower (whether before or after the date of this Agreement and for whatever reason, whether on a voluntary or mandatory basis) may not be redrawn and a part of the Commitment equal to the amount of any such repayment or prepayment will be immediately cancelled on the date of such repayment or prepayment;

(c)	any part of the Commitment which is cancelled or reduced under the terms of the Principal Agreement (including under the terms of this Agreement, and whether before or after the date of this Agreement and for whatever reason, whether on a voluntary or mandatory basis) may not be reinstated.

2.3	Reservation of rights

2.3.1	Notwithstanding the Bank’s agreement in clause 2.1, the Bank reserves all its rights, whether arising under the Facility Agreement, the other Security Documents, in law or otherwise.

2.3.2	For the avoidance of doubt, it is hereby agreed and understood that the consent of the Bank contained in clause 2.1 is without prejudice to the rights of the Bank under the Facility Agreement and the other Security Documents which may arise as a result of any failure of the Borrower or any other Security Party to make payments or meet its other obligations under the Security Documents.

2.3.3	No failure or delay on the part of the Bank (whether as a result of the arrangements contained in this Agreement or otherwise) to exercise any power, right or remedy under the Facility Agreement or any of the other Security Documents and nothing contained in this Agreement shall operate as a waiver thereof, nor shall anything contained in this Agreement or any single or partial exercise by the Bank (whether as a result of the arrangements contained in this Agreement or otherwise) of any power, right or remedy, preclude any other or further exercise thereof or the exercise of any other power, right or remedy of the Bank under the Facility Agreement, the other Security Documents, at law or otherwise.

2.4	Discharge of Mortgage

The Bank hereby agrees that, subject to the terms and conditions of this Agreement and in particular, but without prejudice to the generality of the foregoing, satisfaction of the conditions contained in clause 5 and schedule 1 it shall procure that, immediately prior to or concurrently with the prepayment referred to in clause 2.1.1 and in schedule 1, it will execute a deed of discharge in respect of the Mortgage over the Additional Ship.

3	Amendments to the Principal Agreement

3.1	Amendments to the Principal Agreement

The Principal Agreement shall, with effect on and from the Effective Date, be (and it is hereby) amended in accordance with the following provisions (and the Principal Agreement (as so amended) will continue to be binding upon each of the parties hereto upon such terms as so amended):

3.1.1	by inserting in the correct alphabetical order in clause 1.2 of the Principal Agreement the following new definitions of “Fifth Effective Date”, “Fifth Supplemental Agreement”, “Free Jupiter Private Sale Procedure”, “Handysize Ships”, “Handysize Ships Private Sale Procedure”, “Long-term Charter”, “POA”, “Private Sale Procedure”, “Second Mortgage Amendment” and “Supplemental Agreements”:

““Fifth Effective Date” has the meaning given to “Effective Date” in the Fifth Supplemental Agreement;”;

““Fifth Supplemental Agreement” means the agreement dated November 2011 made between (1) the Borrower, (2) the Owners, (3) the Manager and (4) the Bank supplementing this Agreement;”;

““Free Jupiter Private Sale Procedure” means the procedure described in clause 8.4.1(a) of this Agreement;”;

““Handysize Ships” means, together, Free Goddess and Free Hero;”;

““Handysize Ships Private Sale Procedure” means the procedure described in clause 8.4.1(b) of this Agreement;”;

““Long-term Charter” means, in respect of a Mortgaged Ship, any time charter in relation to such Mortgaged Ship which is entered into between the relevant Owner as owner and another person (other than a Related Company of the Borrower and the Owners) as charterer, and which:

(a)	provides for such daily charterhire as is in all respects acceptable to the Bank; and

(b)	has a tenor (of at least 12 months) acceptable to the Bank in its sole discretion; and

(c)	is with a charterer in all respects acceptable to the Bank in its absolute discretion; and

(d)	is freely assignable to the Bank; and

(e)	is otherwise on terms in all respects acceptable to the Bank in its absolute discretion,

and “Long-term Charters” means any or all of them;”;

““POA” means each of the three (3) Powers of Attorney issued or (as the context may require) to be issued by the relevant owners in the form set out in Schedule 2 of the Fifth Supplemental Agreement and “POAs” means any or all of them;”;

““Private Sale Procedure” means the Free Jupiter Private Sale Procedure or the Handysize Ships Private Sale Procedure and “Private Sale Procedures” means both of them;”;

““Second Mortgage Amendment” means each of the Second Mortgage Amendments referred to in the Fifth Supplemental Agreement and “Second Mortgage Amendments” means any of them;”; and

““Supplemental Agreements” means, together, the First Supplemental Agreement, the Second Supplemental Agreement, the Third Supplemental Agreement, the Fourth Supplemental Agreement and the Fifth Supplemental Agreement and “Supplemental Agreement” means any of them;”;

3.1.2	by deleting in clause 1.2 of the Principal Agreement the definitions of “Determination Criteria”, “First PSP Ship”, “First Reduction Date”, “Investor”, “PoA”, “Second PSP Ship”, “PSP Ships”, “Private Sale Procedure”, “Supplemental Agreements” and “Transaction”;

3.1.3	by deleting in clause 1.2 of the Principal Agreement the definition of “Margin” and by inserting in its place the following new definition of “Margin”:

““Margin” means:

(a)	from the date of this Agreement until 4 July 2011:

(i)	subject to paragraph (ii) below, one point two five per cent (1.25%) per annum;

(ii)	for any period determined by the Bank during which the Security Value is higher than one hundred and sixty seven per cent (167%) of the sum of (A) the Loan and the Swap Exposure minus (B) any balance then standing to the credit of Security Accounts, one per cent (1%) per annum;

(b)	from 5 July 2011 and at all other times thereafter:

(i)	subject to paragraph (ii) below, three point two five per cent (3.25%) per annum;

(ii)	for any period during which no Event of Default exists, and which period falls in any event after the earlier of:

(A)	the date when the Bank notifies the Borrower in writing that the Bank is satisfied that the Borrower has complied in full with its obligations under clause 8.4.2; and

(B)	the date when either Private Sale Procedure has been successfully completed,

two point seventy five per cent (2.75%) per annum;”;

3.1.4	by deleting in clause 1.2 of the Principal Agreement the definition of “Reduction Dates” in its entirety and by inserting in its place the following new definition of “Reduction Dates”:

““Reduction Dates” means, subject to clause 6.3:

(a)	in relation to the Initial Tranche (and the part of the Commitment relating thereto):

(i)	31 January 2012; and

(ii)	each of the dates falling at three (3) monthly intervals after 31 January 2012, up to and including the Final Maturity Date;

(b)	in relation to the Additional Tranche (and the part of the Commitment relating thereto);

(i)	31 January 2012; and

(ii)	each of the dates falling at three (3) monthly intervals after 31 January 2012, up to and including the Final Maturity Date;”;

3.1.5	by inserting the words “the Second Mortgage Amendments” after the words “the Supplemental Agreements,” in the definition of “Security Documents” in clause 1.2 of the Principal Agreement;

3.1.6	by deleting in clause 1.2 of the Principal Agreement the definition of “Security Requirement” and by inserting in its place the following new definition of “Security Requirement”:

“Security Requirement” means the amount in Dollars (as certified by the Bank whose certificate shall, in the absence of manifest error, be conclusive and binding on the Borrower) which is at any relevant time:

(a)	from the Fifth Effective Date:

(i)	if and provided that the Bank has notified the Borrower in writing on or before 31 December 2011 that the Bank is satisfied that the Borrower has complied with its obligations under clause 8.4.2, until 31 December 2012; or

(ii)	if by 31 December 2011 the Bank has not given the notice referred to in paragraph (i) above, then until the earlier of:

(1)	15 February 2012; or

(2)	the date when either Private Sale Procedure has been successfully completed and the relevant sale proceeds are applied as provided in clause 8.4.1 of the Fifth Supplemental Agreement,

one hundred per cent (100%) of the aggregate of:

(A)	the Loan at such time;

(B)	the Swap Exposure at such time; minus

(C)	the aggregate amount, if any, standing to the credit of the Security Accounts at such time;

(b)	at any other time, one hundred and thirty five per cent (135%) of the aggregate of:

(i)	the Loan at such time;

(ii)	the Swap Exposure at such time; minus

(iii)	the aggregate amount, if any, standing to the credit of the Security Accounts at such time;”;

3.1.7	by inserting the following new clause 2.8 immediately after clause 2.7 of the Principal Agreement:

“2.8	No re-drawings, no reinstatement

With effect from the date of this Agreement, the Borrower and the Bank hereby agree that:

(a)	any undrawn amounts of the Commitment (for the avoidance of doubt, there are none) are hereby cancelled; and

(b)	any amounts of the Loan repaid or prepaid by the Borrower (whether before or after the date of this Agreement and for whatever reason, whether on a voluntary or mandatory basis) may not be redrawn and a part of the Commitment equal to the amount of any such repayment or prepayment will be immediately cancelled on the date of such repayment or prepayment;

(c)	any part of the Commitment which is cancelled or reduced under the terms of the Principal Agreement (including under the terms of this Agreement, and whether before or after the date of this Agreement and for whatever reason, whether on a voluntary or mandatory basis) may not be reinstated.”;

3.1.8	by deleting clauses 4.3.1, 4.3.2 and 4.3.3 of the Principal Agreement and by inserting in their places the following new clauses 4.3.1, 4.3.2 and 4.3.3 respectively:

“4.3.1	The Commitment in respect of each Tranche as at the Fifth Effective Date (i.e. in the amount of $36,450,000), namely following the prepayment of the Loan and cancellation of the Commitment referred to in clauses 2.1.1 and 2.1.3 of the Fifth Supplemental Agreement (being $19,099,800 in respect of the Initial Tranche and $17,350,200 in respect of the Additional Tranche) shall be reduced on each of the Reduction Dates to the relevant Tranche.

4.3.2

Subject to the provisions of this Agreement, the amount of each such reduction for the Initial Tranche shall be (a) $437,500 on each of the first and the second Reduction Dates for the Initial Tranche, (b) $875,000 on each of the third to the eighth (inclusive) Reduction Dates for the Initial Tranche, (c) $937,500 on each of the ninth to the sixteenth (inclusive) Reduction Dates for the Initial Tranche and (d)

$5,474,800 on the final Reduction Date for the Initial Tranche. For the avoidance of doubt, on the final Reduction Date for the Initial Tranche, the Commitment in respect of the Initial Tranche shall be reduced to zero.

4.3.3	Subject to the provisions of this Agreement, the amount of each such reduction for the Additional Tranche shall be (a) $262,500 on each of the first and the second Reduction Dates for the Additional Tranche, (b) $525,000 on each of the third to the eighth (inclusive) Reduction Dates for the Additional Tranche, (c) $562,500 on each of the ninth to the sixteenth (inclusive) Reduction Dates for the Additional Tranche and (d) $9,175,200 on the final Reduction Date for the Additional Tranche. For the avoidance of doubt, on the final Reduction Date for the Additional Tranche, the Commitment in respect of the Additional Tranche shall be reduced to zero.”;

3.1.9	by deleting clause 8.1.7 of the Principal Agreement in its entirety and by inserting in its place the following new clause 8.1.7:

“8.1.7	Provision of further information

(a)	provide the Bank with such financial and other information concerning the Borrower, the other Security Parties, any other member of the Group, any Charterers, the Group and their respective commitments, operations and affairs, as the Bank may from time to time reasonably require; and

(b)	provide the Bank on each Reduction Date in relation to each Tranche, and at any other time requested by the Bank, with a certificate duly signed by authorised signatories of the Borrower confirming that no default (howsoever described therein) has occurred or is continuing under any loan, credit or other agreement relating to Borrowed Money and to which it or any other member of the Group is a party, and/or if a default (howsoever described therein) is continuing, specifying the default and the steps, if any, being taken to remedy it, including, without limitation, any waivers or extensions which have been agreed between the Borrower or any other member of the Group and the relevant lender or lenders;”;

3.1.10	by deleting clause 8.4 of the Principal Agreement in its entirety and by inserting in its place the following new clause 8.4:

“8.4	Private Sale Procedures; Charters-Prepayment

8.4.1	Private Sale Procedures

Subject as provided in clause 8.4.2, the Borrower hereby undertakes with the Bank that the Borrower and the Owners will immediately on the Fifth Effective Date and at all times thereafter, commence and implement either the Free Jupiter Private Sale Procedure or, at its option, the Handysize Ships Private Sale Procedure, subject to the following terms and conditions:

(a)	Free Jupiter Private Sale Procedure

(i)	Free Jupiter shall be marketed on a prompt private sale basis, charter free, by a broker or brokers acceptable to the Bank, such brokers to be appointed by the Free Jupiter Owner upon terms that any such broker is authorised and instructed to give full disclosure of marketing efforts to the Bank and to discuss all aspects of the proposed sale with the Bank throughout; and

(ii)	Free Jupiter shall be sold at the best price reasonably obtainable by the appointed broker pursuant to a sale contract which shall provide for prompt delivery to the buyer by not later than 15 February 2012 and it shall otherwise be in terms in all respects acceptable to the Bank and executed by the Free Jupiter Owner and the buyer by not later than 31 January 2012; and

(iii)	if a sale contract for Free Jupiter has not been executed by 31 January 2012, and otherwise pursuant to the terms specified in paragraph (ii) above, the Bank shall be entitled to exercise its powers as attorney for the Free Jupiter Owner to sell Free Jupiter under the relevant POA on behalf and at the expense of the Free Jupiter Owner, and to appoint the same or other broker or brokers for such purpose; and

(iv)	of the sale proceeds of Free Jupiter pursuant to this Free Jupiter Private Sale Procedure (after deduction only of agreed broker’s commission), an amount equal to the said sale proceeds multiplied by the Free Jupiter Relevant Fraction shall be payable directly to the Bank and applied by the Bank in prepayment of the Loan in the manner provided in paragraph (c)(ii) below; and

(v)	subject to paragraph (vi) below, provided no Event of Default is continuing at the time, any remaining sale proceeds shall be applied by the Borrower or the Free Jupiter Owner, forthwith upon receipt of the same, first, in payment of all unpaid trade debt incurred by them in connection with Free Jupiter up to the maximum amount of $848,532 detailed to the Bank on 30 September 2011 (as such amount and payment have been evidenced by the Borrower to the Bank’s satisfaction in a manner acceptable to the Bank in its absolute discretion) and, if there is any balance left, secondly, to the Borrower or the Free Jupiter Owner or to whomever else may be entitled to them; and

(vi)	if an Event of Default exists at the time, the entire sale proceeds shall be applied by the Bank in prepayment of the Loan in the manner provided in paragraph (c) (ii) below).

For the purposes of paragraph (iv) above, “Free Jupiter Relevant Fraction” means the fraction (expressed as a percentage) having as its numerator the market value of Free Jupiter and as its denominator the aggregate of the market values of all Mortgaged Ships including Free Jupiter (as each such market value is last determined by the Bank under clause 8.2.2).

(b)	Handysize Ships Private Sale Procedure

(i)	Each Handysize Ship shall be marketed on a prompt private sale basis, charter free, by a broker or brokers acceptable to the Bank, such brokers to be appointed by the Owners of such Ships upon terms that any such broker is authorised and instructed to give full disclosure of marketing efforts to the Bank and to discuss all aspects of the proposed sales with the Bank throughout; and

(ii)	each Handysize Ship shall be sold at the best price reasonably obtainable by the appointed broker pursuant to a sale contract which shall provide for prompt delivery to the relevant buyer by not later than 15 February 2012, and it shall otherwise be in terms in all respects acceptable to the Bank and executed by the Owner of that Ship and the relevant buyer by not later than 31 January 2012; and

(iii)	if a sale contract for either Handysize Ship has not been executed by 31 January 2012, and otherwise pursuant to the terms specified in paragraph (ii) above, the Bank shall be entitled to exercise its powers as attorney for the Owner of that Ship to sell that Ship under the relevant PoA on behalf and at the expense of such Owner, and to appoint the same or other broker or brokers for such purpose; and

(iv)	of the sale proceeds of each Handysize Ship under any sale pursuant to this Handysize Ships Private Sale Procedure (after deduction only of agreed broker’s commission), an amount equal to the said sale proceeds multiplied by the Handysize Ships Relevant Fraction shall be payable directly to the Bank and applied by the Bank in prepayment of the Loan in the manner provided in paragraph (c)(ii) below Provided however that the amount of such prepayment in the case of the second Handysize Ship to be delivered will be reduced by an amount equal to the Additional Prepayment (as defined in paragraph (v)(A) below), if one has been made in respect of the first Handysize Ship to be delivered; and

(v)	subject to paragraph (vi) below, provided no Event of Default is continuing at the time:

(A)	any remaining sale proceeds of the first Handysize Ship to be sold and delivered under this Handysize Ships Private Sale Procedure, shall be applied by the Borrower or the Owner of that Ship, forthwith upon receipt of the same, first, in payment of all unpaid trade debt incurred by them in connection with that Ship up to the maximum amount of $556,000 (in respect of Free Goddess) or $540,684 (in respect of Free Hero) detailed to the Bank on 30 September 2011 (as such amounts and payments have been evidenced by the Borrower to the Bank’s satisfaction in a manner acceptable to the Bank in its absolute discretion) and, if there is any balance left, secondly, in additional prepayment of the Loan (the “Additional Prepayment”) in the manner provided in paragraph (c)(ii) below; and

(B)	any remaining sale proceeds of the second Handysize Ship to be sold and delivered under this Handysize Ships Private Sale Procedure, shall be applied by the Borrower or the Owner of that Ship, forthwith upon receipt of the same, first, in payment of all unpaid trade debt incurred by them in connection with that Ship up to the maximum amount of $556,000 (in respect of Free Goddess) or $540,684 (in respect of Free Hero) detailed to the Bank on 30 September 2011 (as such amounts and payments have been evidenced by the Borrower to the Bank’s satisfaction in a manner acceptable to the Bank in its absolute discretion) and, if there is any balance left, secondly, to the Borrower or the Owner of that Ship, or to whomsoever else may be entitled to it; and

(vi)	if an Event of Default exists at the time, the entire sale proceeds shall be applied by the Bank in prepayment of the Loan in the manner provided in paragraph (c)(ii) below); and

(vii)	for the avoidance of doubt, the Handysize Ships Private Sale Procedure will only be considered as successfully completed if the sales of both Handysize Ships have been completed in accordance with the terms of this clause 8.4.1(b) by no later than 15 February 2012.

For the purposes of paragraph (iv) above, “Handysize Ships Relevant Fraction” means, in relation to a Handysize Ship sold under the Handysize Ships Private Sale Procedure, the fraction (expressed as a percentage) having as its numerator the market value of such Handysize Ship and as its denominator the aggregate market values of all Mortgaged Ships including such Handysize Ship (as each such market value is last determined by the Bank under clause 8.2.2).

(c)	Application of prepayments, reductions - Miscellaneous

If the Borrower implements either Private Sale Procedure:

(i)	on the date of any prepayment of the Loan following the sale of a Ship or Ships under a Private Sale Procedure, the Commitment shall be reduced by an amount equal to the amount of such prepayment; such reduction of the Commitment shall be made in accordance with clauses 4.6.7 and 4.6.8 and the part of the Commitment so reduced may not be reinstated;

(ii)	notwithstanding the provisions of clauses 4.4 and 4.6, any amount of the Loan so prepaid following the sale of a Ship or Ships under a Private Sale Procedure shall be applied in such manner as against the Tranches as shall ensure that the outstanding amount of each Tranche does not on the date of prepayment exceed the amount of the Commitment in relation to such Tranche (taking into account the reduction of such Commitment referred to in paragraph (c)(i) above, and any other reduction thereof made on any prior Reduction Date or under any other terms of the Facility Agreement). Any such amount of a Tranche prepaid, shall be applied proportionately as between the Advances of such Tranche;

(iii)	for the avoidance of doubt, in the event of a sale of a Ship or Ships under a Private Sale Procedure and a resulting prepayment of the Loan following such sale or sales, as the case may be, in the event of any conflict between (i) the provisions of paragraphs (a), (b) and (c) above and (ii) those of clauses 4.4 and 4.6, the former shall prevail over the latter, if and to the extent any such conflicting provisions are all applicable to any such sale and prepayment; and

(iv)	the Borrower and the Owners of the Ships shall co-operate fully at all times with the Bank in relation to all matters pertaining to a Private Sale Procedure.

8.4.2	Charters

The Borrower will have no obligation to complete a Private Sale Procedure under clause 8.4.1, if by 31 December 2011, each of the Owners of the Mortgaged Ships:

(a)	has entered into a Long-term Charter for its own Mortgaged Ship, with a scheduled delivery of the Mortgaged Ship to the relevant charterer thereunder not later than 15 February 2012, and delivered a certified true copy of the same to the Bank; and

(b)	has assigned in favour of the Bank all its rights under the Long-term Charter of its own Mortgaged Ship, such assignment to be in such form as the Bank, in its sole discretion, may reasonably require;

(c)	has executed, or procured the execution by itself and the relevant charterer of, any agreements (supplemental or otherwise), documents or instruments that the Bank may reasonably require in connection with the relevant Long-term Charter of its own Mortgaged Ship, this Agreement or any of the other Security Documents (including a notice of assignment and acknowledgement of such assignment), and has delivered the same to the Bank; and

(d)

can demonstrate and evidence to the satisfaction of the Bank in its absolute discretion (acting reasonably) and based on a cash flow projection presented to the Bank by the Borrower and/or the Owners in form and substance satisfactory to the Bank in its discretion (acting reasonably), that the aggregate net income generated from all Mortgaged Ships under all the relevant Long-term Charters is forecast to exceed by an amount of not less than $1,000,000 (the “Surplus”) the aggregate of (i) all operating expenses of all Mortgaged Ships plus (ii) all administrative expenses of the Borrower and/or the Owners attributable to all Mortgaged Ships plus (iii) the debt service under this Agreement, in each case in respect of the first 12 months of employment of all such Mortgage Ships under such Long-term Charters. For the purposes of calculating the debt service under this paragraph (d), it shall be assumed (notwithstanding the application otherwise contemplated by this Agreement) that the Sale Proceeds (as defined in Recital (B) of the Fifth Supplemental Agreement) in relation to the sale of m.v. Free Lady, have been applied first against the then unpaid repayment instalments which had been deferred pursuant to Extension Letters as at the date of the completion of such sale, and then pro rata against the remaining upcoming repayment instalments/reductions of both Tranches (and pro rata as between the two Tranches).

8.4.3	Application of Surplus

The Borrower hereby undertakes with the Bank that it will ensure that the entire amount of the Surplus will be paid by the Borrower and the Owners immediately upon its availability to them to repay any aged trade debt of the Borrower and the Owners in connection with the Mortgaged Ships and will provide at regular intervals and in any event upon request to the Bank evidence in all respects satisfactory to the Bank that it complies with its obligations under this clause 8.4.3.”

3.1.11	by deleting clause 8.6 of the Principal Agreement in its entirety and by inserting in its place the following new clause 8.6:

“8.6	Power of attorney

By no later than 5 days after a notice has been given by the Bank to the Borrower specifying that (a) an Event of Default under clause 10.1.34 or under clause 10.1.35 has occurred and/or (b) no contracts have been signed by 31 January 2012 for the sale either (i) of Free Jupiter under clause 8.4.1(a) or (ii) both Handysize Ships under clause 8.4.1(b), the Borrower hereby undertakes that it will deliver, and it will procure that the Owners will deliver, to the Bank:

8.6.1	each of the PoAs, one issued by each Owner, each in favour of the Bank and otherwise in the form set out in schedule 2 to the Fifth Supplemental Agreement, and each duly executed and notarised and/or legalized, as may be requested by the Bank; and

8.6.2	copies of resolutions of the board of directors and (other than the Borrower) of the shareholders of the Borrower and each Owner of the Ships, approving the PoAs, and the sale of the Ships in general and in accordance with, and in a manner consistent with, the terms and conditions of this Agreement and the PoAs (including, without limitation, the sale of the Ships in a manner consistent with a Private Sale Procedure and the terms set out in clause 8.4), and authorising the signature, delivery and performance of each such party’s obligations under any documents required to be executed for such purpose, including any sale documents in connection with the sale of the Ships under a Private Sale Procedure (including the memoranda of agreement and delivery documents and any other documents relating thereto), certified as true by the Borrower’s legal counsel as:

(i)	being true and correct;

(ii)	being duly passed at meetings of the directors and, where applicable, of the shareholders of the Borrower and (as the case may be) each relevant Owner, each duly convened and held;

(iii)	not having been amended, modified or revoked; and

(iv)	being in full force and effect,

together with originals or certified copies of any powers of attorney issued by any party pursuant to such resolutions (i.e., other than the PoAs).”; and

3.1.12	by adding after the words “clauses 8.5 or 8.6” in clause 10.1.3 of the Principal Agreement, the words “or 8.1.7”;

3.1.13	by deleting clauses 10.1.34 and 10.1.35 of the Principal Agreement in their entirety and by inserting in their places the following new clauses 10.1.34 and 10.1.35:

“10.1.34	Failure of Private Sale Procedures: in the event that the Borrower has not complied with clause 8.4.2 by 31 December 2011:

(a)	the Borrower is in breach of, or has not complied with, any of the provisions of clause 8.4.1 at any relevant time; or

(b)	Free Jupiter has not, or if Free Jupiter has not, either of the Handysize Ships has not, been sold and delivered in accordance with, and at the times required by, the Private Sale Procedure applicable to such Ships; or

(c)	neither Private Sale Procedure has been completed (with the resulting prepayment or prepayments of the Loan referred to therein having taken place), in each case by 15 February 2012; or

10.1.35	Long-term Charters: in the event that the Borrower has complied with clause 8.4.2 by 31 December 2011:

(a)	any Mortgaged Ship has not been delivered for service to, or accepted for service by, the relevant charterer under a Long-Term Charter, by 15 February 2011; or

(b)	any Long-term Charter is amended or varied without the prior written consent of the Bank, unless such amendment or variation concerns purely operational and/or technical matters and it has been notified in writing by the Borrower to the Bank forthwith after it has been made; or

(c)	any Long-term Charter is cancelled, repudiated or terminated for any reason whatsoever, other than by mere effluxion of time or the Total Loss of the relevant Ship; or”; and

3.1.14	by deleting clause 10.2 of the Principal Agreement in its entirety and by inserting in its place the following new clause 10.2:

“10.2	Acceleration

The Bank may, without prejudice to any other rights of the Bank, at any time after the happening of an Event of Default, by notice to the Borrower:

10.2.1	declare that the obligation of the Bank to make the Commitment available shall be terminated, whereupon the Commitment at the time shall be reduced to zero forthwith; and/or

10.2.2	declare that the Loan and all interest and commitment commission accrued and all other sums payable under the Security Documents have become due and payable, whereupon the same shall, immediately or in accordance with the terms of such notice, become due and payable; and/or

10.2.3	exercise any and all of its rights, remedies, powers or discretions under the Security Documents and/or the PoAs.”.

3.2	Continued force and effect

Save as amended by this Agreement, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this Agreement shall be read and construed as one instrument.

4	Representations and warranties

4.1	Primary representations and warranties

Each of the Relevant Parties represents and warrants to the Bank that:

4.1.1	Existing representations and warranties

the representations and warranties set out in clause 7 of the Principal Agreement, clause 4 of each Owner’s Guarantee and clause 3 of each Manager’s Undertaking were true and correct on the date of the Principal Agreement and are true and correct, including to the extent that they may have been or shall be amended by this Agreement, as if made at the date of this Agreement with reference to the facts and circumstances existing at such date;

4.1.2	Corporate power

each of the Relevant Parties has power to execute, deliver and perform its obligations under the Relevant Documents to which it is or is to be a party; all necessary corporate, shareholder and other action has been taken by each of the Relevant Parties to authorise the execution, delivery and performance of the Relevant Documents to which it is or is to be a party;

4.1.3	Binding obligations

the Relevant Documents to which it is or is to be a party constitute valid and legally binding obligations of each of the Relevant Parties enforceable in accordance with their terms;

4.1.4	No conflict with other obligations

the execution, delivery and performance of the Relevant Documents to which it is or is to be a party by each of the Relevant Parties will not (i) contravene any existing law, statute, rule or regulation or any judgment, decree or permit to which any of the Relevant Parties is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which any of the Relevant Parties is a party or is subject or by which it or any of its property is bound or (iii) contravene or conflict with any provision of the constitutional documents of any of the Relevant Parties or (iv) result in the creation or imposition of or oblige any of the Relevant Parties to create any Encumbrance (other than a Permitted Encumbrance) on any of the undertaking, assets, rights or revenues of any of the Relevant Parties;

4.1.5	No filings required

save for the registration of the Second Mortgage Amendments with the relevant Register, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of any of the Relevant Documents that they or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to the Relevant Documents and each of the Relevant Documents is in proper form for its enforcement in the courts of each Relevant Jurisdiction;

4.1.6	Choice of law

the choice of English law to govern this Agreement and any other Relevant Documents (other than the Second Mortgage Amendments), the choice of Liberian law to govern the Second Mortgage Amendments, and the submissions by the Relevant Parties to the non-exclusive jurisdiction of the English courts, are valid and binding; and

4.1.7	Consents obtained

every consent, authorisation, licence or approval of, or registration or declaration to, governmental or public bodies or authorities or courts required by any of the Relevant Parties in connection with the execution, delivery, validity, enforceability or admissibility in evidence of the Relevant Documents to which it is or will become a party or the performance by any of the Relevant Parties of their respective obligations under such documents has been obtained or made and is in full force and effect and there has been no default in the observance of any conditions or restrictions (if any) imposed in, or in connection with, any of the same.

4.2	Repetition of representations and warranties

Each of the representations and warranties contained in clause 4.1 of this Agreement, clause 4 of each Owner’s Guarantee and clause 3 of each Manager’s Undertaking shall be deemed to be repeated by each of the Relevant Parties on the Effective Date as if made with reference to the facts and circumstances existing on such day.

5	Conditions

5.1	Documents and evidence

The consent of the Bank referred to in clause 2 shall be subject to the receipt by the Bank or its duly authorised representative of the documents and evidence specified in schedule 1 in form and substance satisfactory to the Bank.

5.2	General conditions precedent

The consent of the Bank referred to in clause 2 shall be further subject to:

5.2.1	the representations and warranties in clause 4 being true and correct on the Effective Date as if each was made with respect to the facts and circumstances existing at such time; and

5.2.2	no Default having occurred and continuing at the time of the Effective Date.

5.3	Waiver of conditions precedent

The conditions specified in this clause 5 are inserted solely for the benefit of the Bank and may be waived by the Bank in whole or in part with or without conditions.

6	Relevant Parties’ confirmation

Each of the Relevant Parties hereby confirms its consent to the amendments to the Principal Agreement and the other agreements and arrangements contained in this Agreement and agrees that:

6.1	each of the Security Documents to which it is a party, and its obligations thereunder, shall remain in full force and effect notwithstanding the said amendments made to the Principal Agreement and the other agreements and arrangements contained in this Agreement; and

6.2	with effect from the Effective Date, references to “the Agreement” or “the Facility Agreement” or “the Loan Agreement” in any of the Security Documents to which it is a party shall henceforth be references to the Principal Agreement as amended and supplemented by this Agreement on the Effective Date and as from time to time hereafter amended and shall also be deemed to include this Agreement and the obligations of the Borrower hereunder.

7	Expenses

7.1	Expenses

The Borrower agrees to pay to the Bank on a full indemnity basis on demand all expenses (including legal and out-of-pocket expenses) incurred by the Bank:

7.1.1	in connection with the negotiation, preparation, execution and, where relevant, registration of this Agreement and the other Relevant Documents and of any amendment or extension of or the granting of any waiver or consent under this Agreement or the other Relevant Documents; and

7.1.2	in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under this Agreement or the other Relevant Documents or otherwise in respect of the monies owing and obligations incurred under this Agreement and the other Relevant Documents, together with interest at the rate referred to in clause 3.4 of the Principal Agreement from the date on which such expenses were incurred to the date of payment (as well after as before judgment).

7.2	Value Added Tax

All expenses payable pursuant to this clause 7 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon.

7.3	Stamp and other duties

The Borrower agrees to pay to the Bank on demand all stamp, documentary, registration or other like duties or taxes (including any duties or taxes payable by the Bank) imposed on or in connection with this Agreement and the other Relevant Documents and shall indemnify the Bank against any liability arising by reason of any delay or omission by the Borrower to pay such duties or taxes.

8	Miscellaneous and notices

8.1	Notices

The provisions of clause 15.1 of the Principal Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein.

8.2	Counterparts

This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

9	Applicable law

9.1	Law

This Agreement and any non-contractual obligations connected with it are governed by, and shall be construed in accordance with, English law.

9.2	Submission to jurisdiction

Each of the Relevant Parties agrees, for the benefit of the Bank, that any legal action or proceedings arising out of or in connection with this Agreement (including any non-contractual obligations connected with it) against any of the Relevant Parties or any of its assets may be brought in the English courts. Each of the Relevant Parties irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Messrs Atlas Maritime Services Ltd. at present of Enterprise House, 113-115 George Lane, London E18 1AB, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Relevant Parties in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not. The parties further agree that only the Courts of England and not those of any other State shall have jurisdiction to determine any claim which any of the Relevant Parties may have against the Bank arising out of or in connection with this Agreement (including any non-contractual obligations connected with it).

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

Schedule 1

Documents and evidence required as conditions precedent

(referred to in clause 5.1)

1	Corporate authorisations

In relation to each of the Relevant Parties:

(a)	Constitutional documents

copies certified by an officer of each of the Relevant Parties, as true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that party or a secretary’s certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Bank pursuant to the Principal Agreement;

(b)	Resolutions

copies of resolutions of each of its board of directors and (other than the Borrower) its shareholders, approving such of the Relevant Documents to which it is or is to be a party and the terms and conditions hereof and thereof and authorising the signature, delivery and performance of each such party’s obligations thereunder, certified (in a certificate dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) by an officer of the Relevant Parties:

(1)	being true and correct;

(2)	being duly passed at meetings of the directors of such Relevant Party and of the shareholders of such Relevant Party each duly convened and held;

(3)	not having been amended, modified or revoked; and

(4)	being in full force and effect

together with originals or certified copies of any powers of attorney issued by any party pursuant to such resolutions; and

(c)	Certificate of incumbency

a list of directors and officers of each Relevant Party specifying the names and positions of such persons, certified (in a certificate dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) by an officer of such Relevant Party to be true, complete and up to date;

2	Consents

a certificate (dated no earlier than fifteen (15) Banking Days prior to the date of this Agreement) from an officer of each of the Relevant Parties stating that no consents, authorisations, licences or approvals are necessary for such Relevant Party to authorise, or are required by each of the Relevant Parties or any other party (other than the Bank) in connection with, the execution, delivery and performance of the Relevant Documents to which they are or will be a party;

3	Legal fees

evidence that any part of the expenses (including legal fees and expenses) of the Bank payable under clause 7.1 have been paid in full incurred in connection with the Fourth Supplemental Agreement, the Extension Letters and the Fifth Supplemental Agreement;

4	Restructuring fee

evidence that the fee of $100,000 due and payable to the Bank under the terms of the Fourth Supplemental Agreement has been paid in full;

5	Second Mortgage Amendments registration

evidence satisfactory to the Bank that each of the Second Mortgage Amendments has been duly executed and registered against the Ships through the relevant Registry under the laws and flag of the relevant Flag State;

6	Sale and prepayment

(a)	a copy, certified as a true copy of the same by legal counsel to the Borrower, of the Contract and any other documents relating to it;

(b)	evidence that all documents required to be exchanged between the Free Lady Owner and the Buyer under the Contract on Delivery have been so exchanged and delivered between them;

(c)	evidence satisfactory to the Bank that the Delivery has occurred; and

(d)	the Bank has received from the Borrower (or the Buyer) an amount of $19,800,000 together with irrevocable instructions by the Borrower that such amount should be applied by the Bank forthwith upon receipt in prepayment of the Loan in the manner set out in clause 2.1.1, and that the Commitment should be reduced by an amount of $19,800,000 in the manner set out in clause 2.1.3, and the Bank has made such application and cancellation;

7	Compliance Certificate

a certificate, dated not more than five (5) Banking Days before the Effective Date, having the content referred to under clause 8.1.7(b) of the Principal Agreement, as such clause is amended under this Agreement;

8	Legal opinions

an opinion of Messrs Reeder & Simpson and Holland & Knight, special legal advisers on matters of Marshall Islands law, Liberian law and US law to the Bank; and

9	Process agent

an original or certified true copy of a letter from each of the Relevant Parties’ agent for receipt of service of proceedings accepting its appointment under this Agreement or any other Relevant Document as each of the Relevant Parties’ process agent.

Schedule 2

Form of Powers of Attorney

POWER OF ATTORNEY

THIS POWER OF ATTORNEY is made on [—] 2011 by [ADVENTURE EIGHT S.A.] [ADVENTURE FIVE S.A.] [ADVENTURE SIX S.A.] (the Company) whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960 Marshall Islands.

1	The Sale

This power of attorney has been made by the Company in relation to a facility agreement dated 24 December 2007 (the Original Agreement) made between (i) FreeSeas Inc. (the Borrower) and (ii) Credit Suisse AG of Paradeplatz 8, 8070 Zurich, Switzerland (the Bank), as amended and restated by a first supplemental agreement dated 26 June 2008 and as further amended and supplemented by a second supplemental agreement dated 23 March 2009, a third supplemental agreement dated 27 November 2009, an extension letter dated 5 July 2011, a second extension letter dated 12 July 2011, a fourth supplemental agreement dated 15 July 2011, a first extension letter dated 4 October 2011, a second extension letter dated 17 October 2011, a third extension letter dated 24 October 2011, a fourth extension letter dated 31 October 2011 and certain letter/agreements dated 4 August 2011, 6 September 2011 and 19 September 2011 and a fifth supplemental agreement dated [—] 2011, relating to a reducing revolving credit facility of up to ninety one million United States Dollars ($91,000,000) (the Facility) pursuant to which the Bank has agreed a procedure with the Borrower and the Company for the sale of [Free Jupiter] [Free Goddess] [Free Hero] (the Ship) to any third party (the Buyer), upon demand by the Bank (the Sale).

2	Appointment

The Company appoints the Bank as the Company’s attorney, with the authority in the Company’s name and on the Company’s behalf to do all or any of the following:

(a)	to agree, sign, execute as deed, initial and/or deliver all agreements, letters, notices, acknowledgements, consents, waivers or other documents that the Bank may consider necessary or desirable in connection with the Sale (together, the Documents), including, without limitation, the documents referred to in the Schedule to this power of attorney and to effect any notarial act in relation to any Document;

(b)	to agree any amendments to the Documents that the Bank may consider necessary or desirable in connection with the Sale;

(c)	to open a joint account with such bank or banks as the Bank may approve on behalf of the Company in respect of the purchase price of the Ship and to give any instruction relating to such joint account(s) in the name of the Company and the Buyer with such bank or any other accounts of the Company for the receipt and/or payment of moneys by the Company in relation to the Sale;

(d)	to give and effect physical delivery of the Ship and any document and certificate relating thereto to the Buyer, to agree any quantities of bunkers and lubricating oils and stores and spares remaining on board the Ship and to agree any sums, if any, due under the MoA (as defined in the Schedule) or otherwise due from the Buyer;

(e)	to arrange or assist as may be necessary for the termination of the Ship’s existing registration with the Liberian Ship Registry; and

(f)	generally to do all acts and things that the Bank may consider necessary or desirable in connection with the Sale.

3	Exercise of power by body corporate

The Bank may delegate one or more of the powers conferred on it under this power of attorney to an officer or officers or other employee or employees of the Bank appointed for that purpose by the board of directors of the Bank by resolution or otherwise.

4	Indemnity

The Company will, on demand, indemnify the Bank in respect of all costs, expenses, losses or liabilities of any kind which the Bank incurs or suffers in connection with anything done or omitted in the exercise of the powers conferred on the Bank under this power of attorney, unless it was caused by the Bank’s gross negligence or wilful misconduct.

5	Expiry

This power of attorney has been granted by way of security for the Facility. This power of attorney will be irrevocable and will expire on 30 June 2012.

6	Governing law

This power of attorney and any non-contractual obligations connected with it are governed by English law.

This power of attorney has been executed as a deed, and it has been delivered on the date stated at the beginning of this power of attorney.

Executed as a deed by

[ADVENTURE EIGHT S.A.] [ADVENTURE FIVE S.A.] [ADVENTURE SIX S.A.]

acting by:

[insert relevant Officer[s]]

Schedule

(a)	Memorandum of agreement (the MoA) to be made between the Company as seller and the Buyer as buyer in relation to the sale and purchase of the Ship and any addendum thereto.

(b)	Bill of Sale by the Company transferring title of the Ship to the Buyer.

(c)	Protocol of delivery and acceptance of the Ship under the MoA.

(d)	Any mandates, authorities or instructions relating to the opening or operation of any bank accounts and the application or receipt in relation to payment of any sum under the MoA or the receipt of payment of any deposit or balance of the purchase price of the Ship and/or any other amounts receivable or payable pursuant to the MoA or otherwise.

(e)	Any other documents to be delivered to the Buyer or any other person under the terms of the MoA or the terms of any other Document, or in connection with any other Documents.

Schedule 3

Form of Second Mortgage Amendment

ADDENDUM NO. 2 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO.2 TO FIRST PREFERRED MORTGAGE (this “Addendum”) is made this             day of November, 2011 between ADVENTURE FIVE S.A., a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 21 December 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE GODDESS (the “Vessel”), Official No. 14519, of 13,695 tons gross and 7,710 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner’s Office”) at 5:45 A.M., E.S.T. on 21 December, 2009 in Book PM61 at Page 747 and which mortgage was amended by an addendum No. 1 dated 18 July, 2011 which was recorded in the Deputy Commissioner’s Office at 11:01 A.M., E.D.S.T., on 18 July, 2011 in Book PM63 at Page 515 and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 28 December 2007 and recorded on 28 December 2007 as amended by an amendment No. I dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A. The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated and further amended (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B. The Loan Agreement has been further amended by a fifth supplemental agreement dated             November, 2011 (the “Fifth Supplement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Addendum, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Six S.A., Adventure Eight S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgagee has agreed to: (i) the deferral of the Reduction Dates of 5 September 2011 and 3 October 2011 in respect of the Additional Tranche and the deferral of the Reduction Dates of 5 September 2011 and 31 October 2011 in respect of the Initial Tranche, (ii) a change in the Margin; (iii) a change to the Security Requirement, (iv) changes to the repayment terms for the Loan and (v) certain other changes to the Loan Agreement all as set forth in the Fifth Supplement. A copy of the form of the Fifth Supplement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C. It is a condition to the Fifth Supplement that the Owner enters into this Addendum.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1.	The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Addendum No. 2 to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Addendum were included therein by way of addition or substitution, as the case may be.

2. As amended by this Addendum No. 2 to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum the day and year first above written.

ADVENTURE FIVE S.A.		CREDIT SUISSE AG

By:		By:
	Name: Title:		Name: Title:

HELLENIC REPUBLIC     )

                                               )ss.:

CITY OF PIRAEUS             )

On this day of November, 2011 before me personally appeared             to me know, who being by me duly sworn did depose and say that the/she resides at             ; that he/she is an Attorney-in-Fact of ADVENTURE FIVE S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC     )

                                               )ss.:

CITY OF PIRAEUS             )

On this day of November, 2011 before me personally appeared             to me know, who being by me duly sworn did depose and say that the/she resides at             ; that he/she is an Attorney-in-Fact of CREDIT SUISSE AG (formerly know as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

ADDENDUM NO. 2 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO.2 TO FIRST PREFERRED MORTGAGE (this “Addendum”) is made this             day of November, 2011 between ADVENTURE SIX S.A., a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 27 November, 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE HERO (the “Vessel”), Official No. 14520, of 15,737 tons gross and 8,039 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner’s Office”) at 8:27 A.M., E.S.T. on 27 November, 2009 in Book PM61 at Page 685 and which mortgage was amended by an addendum No. 1 dated 18 July, 2011 which was recorded in the Deputy Commissioner’s Office at 11:02 A.M., E.D.S.T., on 18 July, 2011 in Book PM63 at Page 516 and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 28 December 2007 and recorded on 28 December 2007 as amended by an amendment No. 1 dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A. The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated and further amended (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B. The Loan Agreement has been further amended by a fifth supplemental agreement dated             November, 2011 (the “Fifth Supplement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Addendum, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Five S.A., Adventure Eight S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgagee has agreed to: (i) the deferral of the Reduction Dates of 5 September 2011 and 3 October 2011 in respect of the Additional Tranche and the deferral of the Reduction Dates of 5 September 2011 and 31 October 2011 in respect of the Initial Tranche, (ii) a change in the Margin; (iii) a change to the Security Requirement; (iv) changes to the repayment terms for the Loan and (v) certain other changes to the Loan Agreement all as set forth in the Fifth Supplement. A copy of the form of the Fifth Supplement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C. It is a condition to the Fifth Supplement that the Owner enters into this Addendum.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1.	The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Addendum No. 2 to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Addendum were included therein by way of addition or substitution, as the case may be.

2. As amended by this Addendum No. 2 to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum the day and year first above written.

ADVENTURE SIX S.A.		CREDIT SUISSE AG

By:		By:
	Name: Title:		Name: Title:

HELLENIC REPUBLIC     )

                                               )ss.:

CITY OF PIRAEUS             )

On this day of November, 2011 before me personally appeared             to me know, who being by me duly sworn did depose and say that the/she resides at             ; that he/she is an Attorney-in-Fact of ADVENTURE SIX S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC     )

                                               )ss.:

CITY OF PIRAEUS             )

On this day of November, 2011 before me personally appeared             to me know, who being by me duly sworn did depose and say that the/she resides at             ; that he/she is an Attorney-in-Fact of CREDIT SUISSE AG (formerly know as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

ADDENDUM NO. 2 TO FIRST PREFERRED MORTGAGE

THIS ADDENDUM NO.2 TO FIRST PREFERRED MORTGAGE (this “Addendum”) is made this              day of November, 2011 between ADVENTURE EIGHT S.A., a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960, and registered as a Foreign Maritime Entity in the Republic of Liberia (the “Owner”), and CREDIT SUISSE AG (formerly known as CREDIT SUISSE) of Paradeplatz 8, 8070 Zurich, Switzerland, acting for the purposes of this Amendment through its branch at St. Alban-Graben 1-3, 4002 Basel, Switzerland (the “Mortgagee”), and is supplemental to a First Preferred Mortgage dated 8 December, 2009 made by the Owner in favor of the Mortgagee on the Liberian registered motor vessel FREE JUPITER (the “Vessel”), Official No. 14521, of 27,176 tons gross and 15,533 tons net register, and which Mortgage was recorded in the indexes maintained by the Deputy Commissioner of Maritime Affairs of the Republic of Liberia (the “Deputy Commissioner’s Office”) at 4:19 A.M., E.S.T. on 8 December, 2009 in Book PM61 at Page 703 and which mortgage was amended by an addendum No. 1 dated 18 July, 2011 which was recorded in the Deputy Commissioner’s Office at 11:03 A.M., E.D.S.T., on 18 July, 2011 in Book PM63 at Page 517 and which mortgage was granted in continuation of a Marshall Islands Ship Mortgage dated 14 April, 2008 and recorded on 14 April, 2008 as amended by an amendment No. 1 dated 4 July 2008 and recorded on 4 July 2008 and an amendment No. 2 dated 2 April 2009 and recorded on 2 April 2009 (hereinafter the “Mortgage”).

WHEREAS:

A. The Owner granted the Mortgage to the Mortgagee as security for its Corporate Guarantee (as defined in the Mortgage) of (i) the Loan (as defined in the Mortgage), interest thereon and all other sums of money owing to the Mortgagee by FREESEAS INC. (the “Borrower”) under that certain Facility Agreement dated 24 December 2007 as amended and restated and further amended (together, the “Loan Agreement”) made among the Borrower, as borrower, and the Mortgagee, as lender and (ii) the debts and obligations arising or that may arise in favour of the Mortgagee under the Master Swap Agreement (as defined in the Mortgage) up to the maximum amount of Eighteen Million Two Hundred Thousand Dollars ($18,200,000).

B. The Loan Agreement has been further amended by a fifth supplemental agreement dated              November, 2011 (the “Fifth Supplement” and together with the Loan Agreement hereinafter called the “Amended Loan Agreement”, capitalized terms and expression defined in which shall, unless otherwise defined in this Addendum, bear the same meanings when used herein) made among the Borrower, as borrower, the Owner, Adventure Five S.A., Adventure Six S.A. and Adventure Ten S.A. each a wholly owned subsidiary of the Borrower (together, the “Owners”), as guarantors, FREE BULKERS S.A., as manager, and the Mortgagee, as lender, pursuant to which, among other things, the Mortgagee has agreed to: (i) the deferral of the Reduction Dates of 5 September and 3 October 2011 in respect of the Additional Tranche and the deferral of the Reduction Dates of 5 September 2011 and 31 October 2011 in respect of the Initial Tranche, (ii) a change in the Margin; (iii) a change to the Security Requirement, (iv) changes to the repayment terms for the Loan and (iv) certain other changes to the Loan Agreement all as set forth in the Fifth Supplement. A copy of the form of the Fifth Supplement, is attached hereto as Exhibit 1 and shall be read together herewith; and

C. It is a condition to the Fifth Supplement that the Owner enters into this Addendum.

NOW THEREFORE, in consideration of the premises, the parties hereby agree as follows:

1.	The Mortgage be and hereby is amended as follows:

A. All references in the Mortgage to “this Mortgage” and “this First Preferred Mortgage” shall be read and construed to mean the Mortgage as supplemented and amended by this Addendum No. 2 to First Preferred Mortgage.

B. All references in the Mortgage to the “Loan Agreement” are hereby amended to read the “Amended Loan Agreement” and all references in the Mortgage to the Loan Agreement shall be read and construed as references to the Amended Loan Agreement.

C. All the other terms and conditions of the Mortgage shall remain in full force and effect, and the Mortgage shall be read and construed as if the terms of this Addendum were included therein by way of addition or substitution, as the case may be.

2. As amended by this Addendum No. 2 to First Preferred Mortgage, the Mortgage is hereby ratified and confirmed in all respects.

IN WITNESS WHEREOF, the parties hereto have executed this Addendum the day and year first above written.

ADVENTURE EIGHT S.A.		CREDIT SUISSE AG

By:		By:
	Name: Title:		Name: Title:

HELLENIC REPUBLIC     )

                                               )ss.:

CITY OF PIRAEUS             )

On this day of November, 2011 before me personally appeared              to me know, who being by me duly sworn did depose and say that the/she resides at             ; that he/she is an Attorney-in-Fact of ADVENTURE EIGHT S.A., the corporation described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said corporation.

Special Agent

HELLENIC REPUBLIC     )

                                               )ss.:

CITY OF PIRAEUS             )

On this day of November, 2011 before me personally appeared              to me know, who being by me duly sworn did depose and say that the/she resides at             ; that he/she is an Attorney-in-Fact of CREDIT SUISSE AG (formerly know as CREDIT SUISSE), the bank described in and which executed the foregoing instrument, and that he/she signed his/her name thereto pursuant to authority granted to him/her by the board of directors of said bank.

Special Agent

Exhibit 1

Supplemental Agreement

EXECUTED as a DEED	)
by Alexandros Mylonas	)
for and on behalf of	)	/s/ Alexandros Mylonas
FREESEAS INC.	)	Attorney-in-fact
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus

EXECUTED as a DEED	)
by Alexandros Mylonas	)
for and on behalf of	)	/s/ Alexandros Mylonas
ADVENTURE FIVE S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus

EXECUTED as a DEED	)
by Alexandros Mylonas	)
for and on behalf of	)	/s/ Alexandros Mylonas
ADVENTURE SIX S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus

EXECUTED as a DEED	)
by Alexandros Mylonas	)
for and on behalf of	)	/s/ Alexandros Mylonas
ADVENTURE EIGHT S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus

EXECUTED as a DEED	)
by Alexandros Mylonas	)
for and on behalf of	)	/s/ Alexandros Mylonas
ADVENTURE TEN S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus

EXECUTED as a DEED	)
by Alexandros Mylonas	)
for and on behalf of	)	/s/ Alexandros Mylonas
FREE BULKERS S.A.	)	Attorney-in-fact
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus

EXECUTED as a DEED	)
By Kyriakos Spoullos	)
for and on behalf of	)	/s/ Kyriakos Spoullos
CREDIT SUISSE AG	)	Attorney-in-fact
(formerly known as CREDIT SUISSE))
in the presence of:	)

/s/ Angela Makri
Witness
Name: Angela Makri
Address: Norton Rose LLP
Occupation: Piraeus